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                               EXHIBIT 99.(A)(21)
            EXCERPT FROM ALL-EMPLOYEE LETTER, DATED APRIL 22, 2002,
                            REGARDING EXCHANGE OFFER

     Today we're also announcing that our Board of Directors approved an offer that will enable eligible employees to voluntarily exchange certain outstanding stock options, most of which are priced well above current market levels, for the opportunity to receive an option for a smaller number of shares at a market-based grant price expected to be established in November. We're pleased to be able to offer this opportunity for you to consider. The offer is entirely voluntary and the choice to participate is for each employee to decide.

     More information about this Stock Option Exchange Offer will be available later today through an LT Today Flash being sent to all employees and at the Exchange Offer Web site at [web site link]. I urge you to read these materials to understand the offer and your eligibility, as well as our reasons for choosing this approach rather than re-pricing options or simply granting new options at this time.